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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

Information to be included in Statements Filed Pursuant to Rule13d-1(b), (c) and (d) and
Amendments Thereto Filed Pursuant to Rule 13d-2
(Amendment No.      )*

Dolan Media Company
(Name of Issuer)
Common Stock (par value $.001 per share)
(Title of Class of Securities)
25659P40
(CUSIP Number)
December 31, 2007
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☐ Rule 13d-1(c)

     ☑ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	25659P40	Page	1	of	4

1	NAMES OF REPORTING PERSONS James P. Dolan

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States of America

	5	SOLE VOTING POWER

NUMBER OF		1,488,576

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		1,488,576

WITH:	8	SHARED DISPOSITIVE POWER

		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	1,488,576

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☑

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	5.9%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN

CUSIP No.	25659P40	Page	2	of	4

Item 1(a)	Name of Issuer:
Dolan Media Company

Item 1(b)	Address of Issuer’s Principal Executive Offices:
706 Second Avenue South, Suite 1200
Minneapolis, MN 55402

Item 2(a)	Name of Person Filing:
James P. Dolan

Item 2(b)	Address of Principal Business Office or, if None, Residence:
c/o Dolan Media Company
706 Second Avenue South, Suite 1200
Minneapolis, MN 55402

Item 2(c)	Citizenship:
United States of America

Item 2(d)	Title of Class of Securities:
Common Stock (par value $.001 per share)

Item 2(e)	CUSIP Number:
25659P40

Item 3	If this statement is filed pursuant to §§ 240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o);

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);

CUSIP No.	25659P40	Page	3	of	4

(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act (15 U.S.C. 80a-3);

(j)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Item 4	Ownership.
(a)	Amount beneficially owned: 1,488,576 (1)

(b)	Percent of class: 5.9% (2)

(c)	Number of shares as to which the person has:
(i)	Sole power to vote or to direct the vote: 1,488,576

(ii)	Shared power to vote or to direct the vote: 0

(iii)	Sole power to dispose or to direct the disposition of: 1,488,576

(iv)	Shared power to dispose or to direct the disposition of: 0
1	This Item 4 excludes (1) 58,998 shares of common stock that Chicosa Partners, LLC owns and (2) 10,839 shares Mr. Dolan’s spouse owns. Chicosa owns 229,779 shares of common stock. Mr. Dolan is the managing member of Chicosa and has sole investment and voting power with respect to, and therefore may be deemed to be the beneficial owner of, these shares. Mr. Dolan disclaims beneficial ownership of these shares, except to the extent of his 74.32% percent ownership interest in Chicosa, or 170,781 shares. Mr. Dolan also disclaims ownership in those shares owned by his spouse.

This Item 4 excludes unvested options for the purchase of 211,328 shares of common stock. The options vest in four equal installments annually beginning on August 1, 2008. This Item 4 also excludes 2,500 shares of common stock that Mr. Dolan’s sisters own (1,175 shares and 1,325 shares, respectively) and 1,000 shares of common stock that Mr. Dolan’s father owns. Item 4 also excludes 290,036 shares of common stock that Media Power Limited Partnership owns. Mr. Dolan is a limited partner and special limited partner in Media Power and has a 10.0% ownership interest.

2	Assumes 25,088,718 shares outstanding as of December 31, 2007.

CUSIP No.	25659P40	Page	4	of	4

Item 5	Ownership of Five Percent or Less of a Class.
     If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following [ ].

Item 6	Ownership of More than Five Percent on Behalf of Another Person.
     Not applicable

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.
     Not applicable

Item 8	Identification and Classification of Members of the Group.
     Not applicable

Item 9	Notice of Dissolution of Group.
     Not applicable

Item 10	Certifications.
     Not applicable
SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 14, 2008

(Date)

/s/ James P. Dolan

(Signature)

James P. Dolan

(Name)